SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 15, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Brasil Telecom

Fourth Quarter 2005 Results

Date: February 22, 2006 (Wednesday)

Time: After the closing of NYSE and Bovespa

Conference Call (in English)

The conference call will be hosted by Ricardo Knoepfelmacher (CEO), Charles Putz (CFO and Investor Relations Officer), Francisco Santiago (COO) and the IR Team, and will be conducted in English.

Date: February 23, 2006 (Thursday)

Time:	10:00 a.m. New York time
12:00 p.m. Brasília time
03:00 p.m. London time

Connection number: (1-973) 935-2408
Access Code: 7033563

Please dial in 10 minutes prior to the start of the call.

This conference call will be simultaneously transmitted via webcast. The access link will be found at our website.

Replay: avaiable from February 23, 2006 (Thursday) to March 2, 2006 (Thursday) at our website. You can access the replay by dialing (1-973) 341-3080 (access code 7033563).

To download the Earnings Release and an audio recording of the conference call, please access our website: www.brasiltelecom.com.br/ir/

For further information please contact: ri@brasiltelecom.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer